EXHIBIT 99.2

BANRO CORPORATION (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 27, 2014

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 27, 2014 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1.   Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard W. Brissenden	146,829,821	99.49%	754,600	0.51%
John A. Clarke	122,114,250	82.74%	25,470,171	17.26%
Maurice J. Colson	110,707,674	75.01%	36,876,747	24.99%
Peter N. Cowley	101,718,564	68.92%	45,865,857	31.08%
Matthys J. Terblanche	147,073,875	99.65%	510,526	0.35%
Derrick H. Weyrauch	147,016,850	99.62%	567,571	0.38%

2.   Appointment of Auditors

By resolution passed via a show of hands, Deloitte llp, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation.  The following are details of this vote reappointing Deloitte llp:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
146,685,648	99.21%	1,162,818	0.79%

3.   Continuation of Shareholder Rights Plan

By resolution passed via a show of hands, shareholders approved the continuation of the Corporation's shareholder rights plan, as described in the Corporation’s management information circular dated May 30, 2014.  The following are details of this vote approving the continuation of the Corporation's shareholder rights plan:

Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
145,807,813	98.80%	1,776,608	1.20%